EXHIBIT 4.21

Joint Development Agreement

This Joint Development Agreement is made and entered into on January 31, 2002 in Beijing by and between:

Party A: Corn Research Institution of Li County in Hebei Province
Address: 2 kilometres in the South of Li Gang, Hebei Province

Party B: Beijing Origin Seed Technology Development Co., Ltd
Address: No.12 Shangdi Middle Information Road, Haidian District, Beijing

For the purpose of accelerating the generalization and application of new variety of corn, and through equal and friendly negotiation, the Parties agreed as follows:

Article One    The Purpose

The Parties shall jointly develop the new variety of corn, Liyu No. 16, which is selected and grown by Party A.

Article Two    The Cooperative Mode

2.1
Party A shall provide parental seeds and other relevant technical materials (including the hybridized seeds of Liyu No.16 already obtained) of Liyu No.16, and shall be responsible for the further improvement;

2.2	Party A shall be responsible for training and supervising the seed production personnel from Party B;

2.3	As of the effective date of this Agreement, Party A shall be fully responsible for such variety’s trial, demonstration, development and approval application, etc.

Article Three    Ownership

3.1
Application right and the variety right of such variety and its inbred new plant variety are owned by Party A, and Party A shall not transfer the variety right and/or the application right of such variety and its inbred new plant variety to any entities or persons other than Party B;

3.2
Should Party A is terminated due to dissolution or other reasons, the application right and/or variety right of such variety and its inbred new plant variety shall be transferred to Party B without consideration, subject to Party B’s guarantee of the breeder’s right of authorship and other propriety interests incidental to person.

Article Four    Responsibilities of Party A

4.1
Party A authorizes Party B to have the exclusive right to produce and operate Liyu No.16. Without Party B’s written consent, Party A shall not authorize any other third party to produce and operate such variety;

4.2
Party A shall not, at its discretion, produce the hybridized seeds of Liyu No.16, but it may sell without repackaging the hybridized seeds of Liyu No.16 produced by Party B, subject to its compliance with the sales policy of Party B;

4.3
Party A shall apply for the variety right of Liyu No.16 and its inbred variety in accordance with relevant regulations in a timely manner. Provided that the new variety right of plant is obtained, Party A shall be responsible for the payment of annual fee in accordance with the relevant state regulations in order to prevent the earlier termination of the protection term of the new variety right. Should the variety right becomes invalid due to Party A, Party A shall be responsible for Party B’s economic losses.

Article Five    Responsibilities of Party B

5.1	Party B shall be responsible for the trial, demonstration, development, and approval application of Liyu No.16;

5.2
Party B shall be responsible for market research, planning and shall decide and organize the implementation of the production, processing and sales etc. of the parental propagation and hybridized seeds;

5.3
Party B shall inform Party A of the specific amount of the production and sale of Liyu No.16, and Party A shall keep the said information confidential. Should the amount provided by Party B is different from the actual amount of the production and sale, Party A has the right to investigate and Party B shall provide assistance.

Article Six    Common Responsibilities

6.1	Neither Party shall, in respect of Liyu No.16, carry out any cooperation with any entity or individual, transfer or assist any third party in using it;

6.2	The Parties shall strictly prevent the parental seeds of Liyu No.16 and its technical materials from being disclosed and shall together keep the parental seeds and the business secret confidential;

6.3
During the term of this Agreement, either Party shall notify the other Party of any fake or inferior commodities of their products or other conducts which constitute an infringement of their rights which come to the attention of such Party, and shall actively take effective measures;

6.4
The Parties hereby warrant that the undersigned who execute this Agreement on behalf of the Parties are the legal representatives or the duly authorized representatives of the Parties, and they have the authorization to execute this Agreement on behalf of the Parties.

Article Seven    Fees

7.1
The investment of the early breeding of Liyu No.16 is calculated in RMB200,000 and Party A shall provide Party B with the parental seeds and relevant materials (including the hybridized seeds already obtained) of No.16 before the end of February 2002. Party B shall pay Party A RMB100, 000 only upon examination. It shall be otherwise agreed on the price for and relevant issues of the hybridized seeds and parental inbred seeds;

7.2
Should such variety can not be approved by the competent authority of the provincial level or the legal certificate of the variety right can not be obtained and such variety can not be generalized legitimately, Party A shall repay Party B the RMB100,000 paid by Party B;

7.3	Upon the approval of such variety and obtaining of the legal variety right, Party B shall pay Party A another RMB100,000;

7.4
The fees shall be counted as RMB0.4 /kg of the produced by Party B from 2002. The said settlement shall be basically made after the annual distribution season of the produced hybridized seeds (at the end of June of next producing year). However, the advance shall be properly made ahead of schedule (January of next producing year) and the specific amount shall be made through the Parties’ consultations.

Article Eight    Remedies

Provided that any other person produces or distributes any hybridized seeds of such variety for commercial purpose during and after the process (including but not limited to the period from the date of public notice of preliminary review to the authorization date of the variety right) of application of the variety right, in respect of Liyu No.16 and its inbred seeds, Party A shall transfer the right of recourse to Party B in writing and shall permit Party B to claim the damages against others in the name of Party B. The proceeds shall be equally distributed between the Parties after deducting necessary expenses incurred to Party B.

Article Nine Liabilities for Breach of Contract

9.1
Violation of any provision of this Agreement shall constitute a breach. The Breaching Party shall be liable for the Non-breaching Party’s economic losses caused by its breach and shall compensate the Non-breaching Party for such losses and keep the Non-breaching Party undamaged;

9.2	Should the dispute is caused by the property rights of the variety right of Liyu No.16 and its inbred seeds, Party A shall assume full responsibilities and compensate Party B for such losses.

Article Ten    Amendment

Any amendment or supplement to this Agreement shall be made in writing and shall constitute an integral part of this Agreement.

Article Eleven    Governing Law and Dispute Resolution

11.1	This Agreement shall be governed by laws of the People’s Republic of China.

11.2
In the event of any dispute arising out of or in connection with the validity, interpretation or performance hereof, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. After sixty (60) days upon either Party’s notice of such dispute to the other Party, such dispute may be submitted to the court where this Agreement is executed, unless otherwise determined by such court. The litigation fees shall be borne by the losing Party.

Article Twelve    Effectiveness and Miscellaneous

12.1	This Agreement shall become effective as of the date of execution and stamping by the Parties.

12.2	This Agreement is executed in two copies, with each Party holding one, and each copy shall have the same legal effect.

12.3	Either Party shall obtain a written content from the other Party before terminating this Agreement.

12.4	Any other issue which is not provided by this Agreement shall be resolved by the Parties through friendly consultations.

12.5	This Agreement shall be duly executed by the Parties as of the date first written above in Beijing.

(No text hereof)

Party A: Corn Research Institution of Li County in Hebei Province

Representative: /s/ Zhao Jinlin

/s/ CORPORATE SEAL

Party B: Beijing Origin Seed Technology Development Limited

Representative: /s/ Yang Yasheng

/s/ CORPORATE SEAL